08002176

Emeco Holdings Limited

22 April 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC Mail Processing Section
APR 24 2008
Washington, DC
111

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 18 April 2008 – Notice of Change in Interests of Substantial Shareholder – Capital Group of Companies*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: +61-8-9420 0222 in Australia, facsimile: +61-8-9321-1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
MAY 01 2008
THOMSON REUTERS

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	18-Apr-2008
Time	08:31:29
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

Capital Group℠
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

17 April 2008

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 16 April 2008. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Exemption File No. 82-35011

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Ltd

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 16 April 2008

The previous notice was given to the company on: 18 October 2007

The previous notice was dated: 17 October 2007

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	82,896,618 shares	13.1327%	73,500,355	11.6438%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital International, Inc., Capital Research and Management Company, Capital International S.A., Capital Guardian Trust Company, and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18/10/2007 to 16/4/2007	The Capital Group Companies, Inc.	Decreased holdings	Average price of 1.0616	9,398,263 Ordinary Shares	9,398,263

See Annexure A dated 17 October 2007

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 16 April 2008 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

sign here ____________

date 17 April 2008

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 604 signed by this corporation dated 16 April 2008.

The Capital Group Companies, Inc.

By: ______________________

Liliane Corzo
Associate Counsel

Australia Annexure
Emeco Holdings Ltd

16 April 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	4,051,768	
	44278200	562,000	
	44343400	146,600	
	44353600	558,000	
	44359800	317,600	
	44364700	55,400	
	44373400	244,700	
	44374600	679,500	
	44800300	56,500	
		6,672,068	
Capital International Limited	43405200	234,493	
	43418800	866,392	
	43425200	1,651,698	
	43425300	829,567	
	43426200	2,506,765	
	43426300	6,754,339	
	43426800	1,588,868	
	43426900	3,293,831	
	43436100	235,508	
	43487700	248,416	
	43487800	223,146	
		18,433,063	
Capital International S.A.	45415100	291,672	
	45415200	40,700	
	45415700	507,294	
	45426000	3,353,068	
		4,192,734	
Capital International, Inc.	46422100	365,109	
		365,109	
Capital Research and Management Company	11000035	41,027,381	
	11000075	2,810,000	
		43,837,381	
GRAND TOTAL		**73,500,355**	**11.64%**

Nominee List

Emeco Holdings Ltd
16 April 2008

Nominee Name		
ANZ Nominees		
Level 25, Collins Street		
GPO Box 2842 AA		
Melbourne 3001 VIC		
43436100		235,508
	Total Shares:	235,508
Bankers Trust Australia		
Level 9, The Chifley Tower		
2, Chifley Square		
Sydney NSW 2000, Australia		
45415700		507,294
	Total Shares:	507,294
Chase Manhattan Bank Australia Limited		
Level 36 World Trade Centre		
Jamison Street		
Sydney, NSW 2000 Australia		
44000600		4,051,768
46422100		365,109
	Total Shares:	4,416,877
Citicorp Nominees PTY Ltd		
Level 26, Mitre 502-30		
101 Collins Street		
Melbourne, Victoria 3000		
43426300		6,754,339
	Total Shares:	6,754,339
National Australian Bank LTD.		
271 Collins St.		
5th Floor South		
Melbourne, Victoria 3000		
43418800		866,392
43425200		1,651,698
43426800		1,588,888
44343400		146,600
44373400		244,700
44374600		679,500
	Total Shares:	5,177,778
Northern Trust		
c/o NorTrust Nominees Limited		
155 Bishopsgate		
London EC2M 3XS		
43426900		3,293,831
	Total Shares:	3,293,831
Westpac Banking Corp		
43405200		234,493

Nominee List

Emeco Holdings Ltd
16 April 2008

Nominee Name		
43425300		829,567
43426200		2,506,785
44364700		55,400
45415100		291,672
	Total Shares:	3,917,917

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035		41,027,381
11000075		2,810,000
43487700		248,416
43487800		223,146
44278200		562,000
44353600		558,000
44359800		317,600
44800300		56,500
45415200		40,700
45426000		3,353,068
	Total Shares:	49,196,811

END